

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Rudy C. Howard
Chief Financial Officer
vTv Therapeutics, Inc.
4170 Mendenhall Oaks Parkway
High Point, North Carolina 27265

> **Re: vTv Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017 and Amended January 16, 2018**
> **File No. 001-37524**

Dear Mr. Howard:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

Division of Corporation Finance
Office of Healthcare & Insurance